UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

COCA-COLA REFRESHMENTS SAVINGS PLAN FOR ORGANIZED
EMPLOYEES OF SOUTHERN NEW ENGLAND
(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer’s principal executive offices)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Refreshments Savings Plan for Organized

Employees of Southern New England

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Savings Plan for Organized Employees of Southern New England (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.
College Park, Georgia
June 28, 2012

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments in Master Trust, at fair value	$7,812,531	$7,716,204
Notes receivable from participants	623,737	630,004
Total assets reflecting all investments at fair value	8,436,268	8,346,208
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(117,650)	(85,885)
Net assets available for benefits	$8,318,618	$8,260,323

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income from the Coca-Cola Refreshments Defined Contribution Plans Master Trust	$(45,729)
Interest from Participant loans	31,363
Participant contributions	682,187

Total additions	667,821

Deductions from net assets attributed to:
Distributions to Participants	(597,681)
Administrative expenses	(11,845)

Total deductions	(609,526)

Net increase in net assets available for benefits	58,295

Net assets available for benefits:
Beginning of year	8,260,323
End of year	$8,318,618

See accompanying notes to the financial statements.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

1. Description of the Plan

The following description of the Coca-Cola Refreshments Savings Plan for Organized Employees of Southern New England (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), which is a wholly owned subsidiary of The Coca-Cola Company.  The Plan was formed effective July 1, 1993 and amended and restated effective January 1, 2002.  The Plan is a defined contribution plan covering certain employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  The Plan Administrator has engaged a third party, Mercer HR Services, to provide recordkeeping and administrative services.

Eligibility

Each employee who (1) has attained age 21 and worked at least one hour of service (1,000 hours of service prior to March 1, 2001) during a 12-month period and (2) is covered by the International Brotherhood of Teamsters, Local 1035, 677, 182, 317, 669, 687, or 693 bargaining units and who is eligible for the Plan under the terms of the collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the pay period after meeting the age and service requirements) at which time the participant may begin compensation deferrals.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

1. Description of the Plan, Continued

Contributions

The Plan allows a participant to contribute up to 16% of eligible compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the “Code”).  A participant may elect to change the rate of contributions or suspend contributions at any time.

The Company may elect to contribute an amount determined annually by the Company.  Since the Plan’s inception, the Company has not made an employer contribution to the plan.

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions and rollover contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of the Plan’s earnings and losses.  The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of the Plan.

Participants Loans

Participants may borrow from their account balances subject to certain limitations.  The following applies to participant loans:

(a)          The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

1. Description of the Plan, Continued

(b)         The minimum loan amount is $1,000.

(c)          The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly.  The loan’s interest rate is fixed for the life of the loan.

(d)         The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is less than $1,000.  If the participant’s vested account balance is $1,000 or more, the Plan permits distribution in the form of a lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from these accounts would be available for a financial hardship or from a participant’s rollover source within the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan.  In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

2. Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments

The Plan participates in the Coca-Cola Refreshments Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all participating plans by Mercer Trust Company (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.  The Master Trust holds investments in common stock, mutual funds, common trust funds, fully benefit-responsive investment contracts and investments within self-directed brokerage accounts.  See Note 3 regarding disclosures of the investments in the Master Trust.

Purchases and sales of securities are recorded on the trade date.  Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust

On December 31, 2011, the Plan’s investment in the Master Trust was approximately $7.8 million. The Plan’s interest in the net assets of the Master Trust was approximately 0.5% at December 31, 2011.  This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.  The Plan’s investment in the

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust

Master Trust (including investments bought, sold, and held during the year) depreciated in fair value by $61,887 during 2011.

The following table summarizes the net assets of the Master Trust as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Common trust funds	$1,117,398	$806,109
Mutual funds	204,415	377,507
Common stock	22,470	158,667
Self-directed brokerage accounts	19,269	22,049
Stable Value Fund at fair value	259,740	237,174
Investments at fair value	1,623,292	1,601,506
Liability for expenses incurred	(346)	—
Stable Value Fund book valuation adjustment	(12,812)	(10,102)
Master Trust net assets	$1 ,610,134	$1,591,404

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
SSgA S&P 500 Index Fund	$178,370	$412,353
Common stock of Coca-Cola Enterprises, Inc.	*	158,667
JP Morgan Core Bond Fund	*	187,743
Growth Fund of America	*	194,266
Invesco Stable Value Fund	259,740	237,174
JPMorgan SmartRetirement 2015 Fund	82,056	*
JPMorgan SmartRetirement 2020 Fund	173,720	*
JPMorgan SmartRetirement 2025 Fund	180,431	*
JPMorgan SmartRetirement 2030 Fund	165,392	*
JPMorgan SmartRetirement 2035 Fund	102,214	*
JPMorgan SmartRetirement 2040 Fund	90,040	*

*  investment not over 5% in the respective year

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The net investment income of the Master Trust for the year ended December 31, 2011 is as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(41,201)
Common stock of Coca-Cola Enterprises, Inc.	23,356
Common stock of The Coca-Cola Company	985
Self-directed brokerage accounts	(1,709)
Common/collective trust funds	7,517
(11,052)
Interest and dividends	16,022
Net investment income	$4,970

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2011, are as follows (in thousands):

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Common trust funds (A)	$178,370	$—	$178,370	$—
Mutual funds (B)	159,972	159,972	—	—
Common stock (C)	22,470	22,470	—	—
International equity securities:
Mutual funds (B)	44,442	44,442	—	—
Fixed income securities:
Common trust funds (A)	57,779	—	57,779	—
Other:
Stable Value Fund (D)	259,740	—	259,740	—
Retirement date funds (E)	881,250	—	881,250	—
Self-directed brokerage account investments (F)	19,269	19,269	—	—
	$1,623,292	$246,153	$1,377,139	$—

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

(A)               The underlying investments held in the common trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)                 Investments in mutual funds are valued at the publicly quoted net asset value of each fund.  The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)                 Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)                The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)                  Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)                  Investments in self-directed brokerage accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2010, are as follows (in thousands):

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Common trust funds (A)	$458,880	$—	$458,880	$—
Mutual funds (B)	263,289	263,289	—	—
Common stock (C)	158,667	158,667	—	—
International equity securities:
Mutual funds (B)	113,189	113,189	—	—
Fixed income securities:
Common trust funds (A)	187,743	—	187,743	—
Mutual funds (B)	1,029	1,029	—	—
Other:
Stable Value Fund (D)	237,174	—	237,174	—
Retirement date funds (E)	159,486	—	159,486	—
Self-directed brokerage account investments (F)	22,049	22,049	—	—
	$1,601,506	$558,223	$1,043,283	$—

(A)               The underlying investments held in the common trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)                 Investments in mutual funds are valued at the publicly quoted net asset value of each fund.  The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)                 Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)                The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

(E)                  Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)                  Investments in self-directed brokerage accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.  The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

Invesco Stable Value Fund

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common trust funds. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates;

•                  The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•                  The investment returns generated by the fixed income investments that back the wrapper contract; and

•                  The duration of the underlying investments backing the wrapper contract.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2011, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.4% and 2.3%  for the years ended December 31, 2011 and 2010, respectively. The crediting interest rate was approximately 2.8% and 3.8% as of December 31, 2011 and 2010, respectively.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2011 and 2010 are as follows:

	2011	2010
Fair value of the underlying assets of the wrapper contracts (in thousands):
Short-term investment fund	$12,395	$6,877
Pooled Separate Accounts	45,264	—
Common trust funds	202,081	230,297
Fair value of the wrapper contracts	259,740	237,174
Adjustment from fair value to contract value	(12,812)	(10,102)
Contract value	$246,928	$227,072

Transactions with Parties-in-Interest

Effective August 13, 2010, the CCE Stock Fund (formerly the “Company Stock Fund”, referred to herein as the “CCE Stock Fund”) was frozen; no new contributions or transfers were allowed to the CCE Stock Fund.  Participants that were directing any portion of their contributions or company matching contributions to the CCE Stock Fund were provided the option to direct those contribution amounts to other Plan investment options or have those contributions automatically invested in the SSgA S&P 500 Index Fund.

Effective July 1, 2011, the CCE Stock Fund was closed and any remaining balances in this fund were sold from July 1, 2011 through July 19, 2011 and the proceeds were reinvested in a default investment option of the Plan.  The default investment option is a JPMorgan SmartRetirement Fund based on a participant’s birth date.  Participants were provided notice of the planned liquidation of the CCE Stock Fund in November 2010 and actual liquidation date in April 2011.  Participants were able to make investment transfers from the CCE Stock Fund to another investment option in the Plan prior to July 1, 2011.

Effective April 1, 2011, common stock of The Coca-Cola Company was added to the Master Trust as an additional investment option available to the participating Plans.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

3. Coca-Cola Refreshments Defined Contribution Plans Master Trust, Continued

During the year ended December 31, 2011, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	351	$23,468
Sales	27	$1,778
In-kind distributions	3	$207
Dividends received	N/A	$350

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2011 (in thousands):

	Shares	Fair Value
December 31, 2011	321	$22,470

During the year ended December 31, 2011, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises, Inc. (in thousands):

	Shares	Fair Value
Purchases	8	$223
Sales	6,309	$181,203
In-kind distributions	38	$1,043
Dividends received	N/A	$—
Balance as of December 31, 2011	—	$—

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Coca-Cola Refreshments

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

4. Income Tax Status, Continued

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

6.  Subsequent Events

The Coca-Cola Company amended and restated the Master Trust as of January 1, 2012 to include all qualified defined contribution plans sponsored by the Company and its subsidiaries and renamed the Master Trust to The Coca-Cola Company Master Trust for 401(k) Plans.

Management of the Plan has evaluated material events and transactions that have occurred after the Statement of Net Assets Available for Benefits date and concluded that no additional subsequent events have occurred through the date the financial statements were issued, June 28, 2012, that require adjustment to or disclosure in these financial statements.

Coca-Cola Enterprises

Savings Plan for Organized Employees

of Southern New England

Notes to Audited Financial Statements

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$8,318,618	$8,260,323
Deemed distribution fund	—	(12,850)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	117,650	85,885
Net assets available for benefits per Form 5500	$8,436,268	$8,333,358

The following is a reconciliation of investment loss from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2011:

Investment loss from Master Trust per the financial statements	$(45,729)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Current Year	117,650
Prior Year	(85,885)
Less: Administrative expenses	(11,845)
Investment loss from Master Trust per Form 5500	$(25,809)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

Distributions to participants per the financial statements	$597,681
Less: Deemed distribution fund	(12,850)
Distributions per Form 5500	$584,831

Supplemental Schedule

Coca-Cola Enterprises

Savings Plan for Organized Employees

of Southern New England

EIN: 58-0503352  Plan Number: 010

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Participants	Loans with interest rates ranging from 3.25% to 9.50% with maturities though 2016	$623,737

* Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS SAVINGS PLAN FOR ORGANIZED EMPLOYEES OF SOUTHERN NEW ENGLAND
(Name of Plan)

	By:	/s/ Susan M. Fleming
Susan M. Fleming
Chairperson, The Coca-Cola Company Benefits Committee

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm